Exhibit 99.1

1701 Hollis Street
Suite 400, Founders Square
(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

September 22, 2009

Gammon Gold Announces Retirement of President and Chairman Mr. Fred George
and Changes to the Board of Directors

(Halifax, NS) Gammon Gold Inc. ("Gammon Gold" or the "Company") (TSX:GAM and NYSE:GRS) announces the retirement of Mr. Fred George as President, Chairman and a member of the Board of Directors of Gammon effective October 13, 2009. René Marion, currently Chief Executive Officer, will subsequently be appointed as President and will continue as Chief Executive Officer.

Mr. George was a co-founder of Gammon and throughout the past 14 years has led the transformation of Gammon Gold from a small exploration company to one of the largest gold and silver producers in México. Mr. George has agreed to waive all existing compensatory retirement entitlements. However, in recognition of his significant contributions, Mr. George will be entitled to receive payments equal to an industry standard of 36-months of compensation. Additionally, all of his outstanding options will become fully vested. Mr. George will remain as an advisory consultant to the Board on an as needed, voluntary basis.

Mr. Fred George, President & Chairman of Gammon Gold stated, "As previously promised in 2008, I advised that I would retire when the new management team led by René Marion had the Company on solid footing. I am pleased to say that this talented management team has achieved that goal and has delivered 6 consecutive quarters of positive operating cashflow.

I would like to highlight some of their major accomplishments:

  Increased milling capacity at Ocampo by 165% from 1,200 tonnes per day in 2007 to the current 3,300-3,400 tonnes per day

  Reduced operating costs at Ocampo by 47% since 2007

  Improved open pit productivity at Ocampo by more than 40% to over 100,000 tonnes per day in September, 2009

  Improved the in-situ mining rate at El Cubo by 55% since 2007

  Self funded over $100 million of expansionary capital in the past 6 quarters

  Positioned the Company for up to a 90% growth profile in metal production from 2007 to 2011

  Obtained the Presidential approval for the absolute free hold title of the Ocampo land package

I would like to thank all our shareholders for their continued support over the years. I would also like to thank the Government of México for their unconditional support and helping Gammon Gold to successfully consolidate one of the most exciting gold and silver districts in all of Mexico. Under my leadership Gammon Gold has achieved many major milestones that include:

  Consolidation of the 49 mining concessions making up what is now the Ocampo mine

  Completion of over 200,000 metres of exploratory drilling at Ocampo

  Completion of the feasibility study as well as raising the funds required to construct the Ocampo mine

  Assembly of the Ocampo mine construction team

  Recruitment of the current operating team that is poised to take Gammon to the next level in its growth profile

  And, proudly led Gammon Gold to a New York Stock Exchange listing

The past 14 years has been an incredible journey for Gammon Gold and I have delivered on everything that I have promised. I am very proud to have assembled a world class team that has positioned our cornerstone Ocampo mine as one of the largest gold-silver producers in México. This new team not only brings the depth and experience necessary to take Gammon to the next level in its growth profile, but also has the drive and tenacity to deliver on our all our stated objectives. I am confident that I leave Gammon with the best team in the industry and I look forward to their continued success."

"I would like to take this opportunity to thank Fred for his unwavering support for myself and the new management team over the past two-years as we successfully addressed the operational issues at both our Ocampo and El Cubo mines. Fred has truly positioned himself as one of the outstanding leaders in the mining industry and I have benefited from this experience." stated René Marion, Chief Executive Officer of Gammon Gold. "During my tenure, I have been privileged to have had access to Fred’s keen business acumen and unrelenting drive and determination. I wish Fred well in all his future endeavors."

Gammon Gold also announces that the executive offices of the Company will be re-located to Toronto, Ontario anticipated by the end of 2009. However, the non-executive team will remain in our current head office in Halifax, Nova Scotia. The proximity of our executive team to the centre of Canada’s mining industry and to the capital markets will benefit the Company as it executes on its business model.

Gammon Gold also announces the resignation of Mr. Canek Rangel from the Board of Directors effective immediately. Mr. Rangel has been a member of the Board of Directors for the past 4 of years and the Board and Management of Gammon thank Mr. Rangel for his dedicated service to the Board during this time. Mr. Ron Smith, an independent director, will assume the position of interim Chairman effective October 13, 2009. The Board of Directors, through its Nominating Committee, has begun the process of identifying potential new Board members with the objective of strengthening the Board, which will be led by an independent Chairman.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a  company can economically and legally extract or produce. Gammon Gold’s public disclosure uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘"potential", ‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, "forecast", ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward- looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, the timing of the completion of the Phase III Ocampo mill expansion, anticipated 2009 results, our ability to fully fund our business model internally, 2009 gold and silver production and the cash and operating costs associated thereafter, the ability to achieve productivity and operational efficiencies, the ability to complete the Phase III mill expansion, the connection to the grid power, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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